INVEST IN **HER SONG**

Join OSCAR-WINNER James Ivory & our amazing team on this funny-serious-but-mostly funny film


HER SONG

sixandmidnight.com New York, NY

Female Founder | B2B | Entertainment | Film

Highlights

1. KALKI KOECHLIN, beloved INDIAN CINEMA STAR (1 million followers on Instagram), will play Olivia.
2. Cinema legend JAMES IVORY, our Executive Producer, won the ACADEMY AWARD for "Call Me by Your Name."
3. ERIC GRUENDEMANN's career includes producing EMMY-AWARD-WINNING series, "Xena: Warrior Princess."
4. JOHN KELLER's films have won many awards; his fiction is celebrated for its "sparkling originality."
5. ZACH GRENIER, critically ACCLAIMED actor (The Good Wife, She Said, Fight Club...), will play Dave.
6. Our producing team has multiple OSCAR, EMMY, BAFTA and TONY AWARD nominations and wins.
7. Come join the fun! It's literally Her Song, but also their song, his song, and soon to be YOUR song.

Featured Investor



Steven Clark
Syndicate Lead

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Invested $50,000

Investment management professional and academic financial economist.

"Upon learning that filmmaking legend and Academy Award winner James Ivory is involved in "Her Song," not only as Executive Producer but also as an actor, I was immediately interested. The project's appeal was further heightened by the list of stellar talent already attached, featuring Bollywood star Kalki Koechlin, celebrated Hollywood and Broadway actor Zach Grenier,

and the well-known French actress Elea Clair. I find the collective experience of the filmmakers and actors associated with "Her Song" to be nothing short of extraordinary. According to IMDb data, they have collectively contributed to over 100 feature films which together have generated over $2.5 billion in worldwide gross. Their impressive combined body of work has garnered more than 75 awards (including an Oscar) and over 100 other nominations across prestigious platforms such as the Oscars, BAFTAs, Emmys, Independent Spirit Awards, Cannes Film Festival's Palme d'Or, and the Tony Awards. And yet, I haven't even touched upon the script. John Keller, an acclaimed novelist, brings his literary prowess to the screenplay. The film opens with a mesmerizing monologue recounting a tradition of the Himba tribe in Namibia, where a unique song defines and accompanies each individual from conception to death. This poetic introduction sets the tone for the entire narrative, beautifully encapsulating the themes of identity, community, and the cyclical nature of life. "Her Song" promises to be a compelling blend of comedy and drama. Indeed, the script is replete with humor as well as poignant moments. Yet beneath the surface, we find subtle literary undertones that are unmistakably Proustian. The narrative illustrates how history is not merely a succession of events but a living, breathing part of our identities, shaping our choices and perceptions."

Our Team



James Ivory Executive Producer

Legendary director, producer and screenwriter, his oeuvre constitutes an entire chapter in the history of world cinema. After many Oscar-nominations, he won BEST SCREENPLAY for the film "Call Me by Your Name," starring Timothée Chalamet.



Elea Clair Actress, Producer

AWARD-WINNING actress, she features in many TV series & films alongside talents such as Oscar-winner Jean Dujardin, César-winner Christopher Lambert, César-winner Yvan Attal. Her latest recurring character was in 'Tandem', France's most watched TV series.



John Keller Director, Screenwriter, Producer

Author of six books of fiction, he has won multiple AWARDS at international film festivals with his previous films. His films are multi-layered comedy-dramas aimed at revisiting or rethinking topical and timeless themes.



Eric Gruendemann Executive Producer

President of Bombshell Pictures, whose global cult sensation, "Bitch Slap," returned more than SIX TIMES its production cost, and screened at Cannes & Toronto. He also executive-produced the groundbreaking series "Xena: Warrior Princess" & "Hercules."



Marine Assaiante Associate Producer

AWARD-WINNING producer, she's worked for prestigious clients like Chase Bank and McKinsey. She created the show, "Check, Please," which was selected at over 80 festivals, and won 22 awards. Her latest project was awarded the NYC Women's Fund for Media.

HER SONG

We're looking to raise $720,000 to shoot the film this JULY (2024) in France (see our production budget and timeline below).

Olivia, a Franco-American author returns to her ancestral village in the south of France to write the story of her grandmother. There, she becomes enchanted by a local French woman, Madeline, who soon becomes the face of her new novel.




HER SONG
Feature Film


THE FILM
A Franco-American writer returns to her grandmother's ancestral village in the South of France and is enchanted by a local woman who becomes the face of her new novel.


CONFIRMED CAST
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Kalki
Arts & entertainment
Actor, writer. Management @exceedentertainment
Kalki Koechlin
-One of the most accomplished and respected Indian cinema stars of our time.
-Filmfare Award for Best Supporting Actor for her screen debut, the breakthrough smash hit, Dev.D.
HAPPY ENDING
MY INDIAN LIFE
mantra


-National Film Award and two Screen Awards.
-Starring roles in two of the 50 highest grossing Indian films of all time: the comedy-dramas Zindagi Na Milegi



Dobara and Yeh Jawaani Hai Deewani.
"Known for her unconventional choices as an actor" –Times of India.
Kalki as David Bowie
Kalki as Helen
In Harper's Bazaar India (as David Bowie, Lady Gaya, Rekha and Helen)



-Starring roles in the supernatural thriller Ek Thi Daayan and the musical drama Gully Boy, both box office mega-hits; the crime-thriller That Girl in Yellow Boots, which she wrote; Waiting, Ribbon and Margarita with a Straw, which
-Starring roles in two of the 50 highest grossing Indian films of all time: the comedy-dramas Zindagi Na Milegi Dobara and Yeh Jawaani Hai Deewani.
"Known for her unconventional choices as an actor" –Times of India.
Kalki as David Bowie
Kalki as Helen
In Harper's Bazaar India (as David Bowie, Lady Gaya, Rekha and Helen)



-Starring roles in the supernatural thriller Ek Thi Daayan and the musical drama Gully Boy, both box office mega-hits; the crime-thriller That Girl in Yellow Boots, which she wrote; Waiting, Ribbon and Margarita with a Straw, which
Kalki Koechlin will portray the role of American writer Olivia in the US novelist John Keller's debut comedy feature film 'Her Song'.
"Been a fan of Keller's books, Know your Baker, Abracadabrantesque and Johnny Allan. He has a quirky and witty intelligence that is so reminiscent of New York and its diversity and 'Her Song' is both funny and unpredictably heartening.
Kalki Koechlin posts video about her new movie, titled Her Song

Headlines in Major Indian Publications - May 2024



Eléa Clair
-French actress and director who has worked on numerous television programs,



films and stage plays in France, Italy, the United States and Austria, including starring roles in *Déjà vu* on France 2 and *Plus belle la vie* on France 3.


DÉJÀ VU
france•2
CLEM
PLUS BELLE la vie
AD VITAM
TANDEM

-Has appeared on such popular television series as *Interventions, Clem, Scènes de Ménage, L'amour à 200 mètres, HP, Palmashow, Commissariat central, On va s'aimer un peu, beaucoup* and *Ad Vitam.*

-On France 3 in the role of Eva in the most recent two seasons of *Tandem,* the **most-watched series in France** in 2023.

-A film in which she guest-stars, *Pourrîs Gâtés*



print campaign for Lapeyre


We Can Do It!

photo exhibition for women's rights campaign


Films (Non-English)
1
SPOILED BRATS

(*Spoiled Brats*) (2021), was distributed by Netflix and is **among the most-viewed films in the platform's history.**

-In 2023 was awarded a grant from the **New York Foundation of the Arts** for a web series she directed.

-Has participated in advertising campaigns in France for Eyezen, Greenweez, Windows, Auchan, Bein Sports, Lapeyre, Carrefour, Peugeot, OCS and La Poste.



film campaign for Eyezen Essilor



OLIVIA VS MADELINE

OLIVIA	MADELINE
Would be first to be eliminated on *Survivor*	Fantasizes about fleeing civilization
Grew up in	Grew up in a






New York	French village
On her second marriage	Prefers things casual
Introspective	Decisive
Drawn to irony and sarcasm	Blunt and matter-of-fact
Can't cook	Forages her own food



THE INFILTRATOR
WSJ

Zach Grenier

-**Series regular** in a number of **critically acclaimed shows**, including *The Good Wife, Ray Donovan, Killing It, BrainDead, The Devs, 24, Deadwood, Blindspot, C16: FBI, Boston Legal, Zero Hour, Tattingers*, and *Touching Evil.*




RAY DONOVAN



thegoodwife



-Has worked with some of the **great film directors of our times**, including David Fincher on *Fight Club* and *Zodiac*; Ang Lee on *Ride with the Devil*, and Clint Eastwood on *J. Edgar*. Other feature film credits include *A Shock to the System, Liebestraum, Tommy Boy, Twister, She Said, RoboCop, Free the Nipple, Turks and Caicos* and *Donnie Brasco.*

-**Tony-nominated** for his portrayal of Beethoven in Moisés Kaufman's *33 Variations*, also starring Jane Fonda.





PLAYBILL
33 VARIATIONS

Thais Sobreira




Fluent in French, Russian, English and her native Portuguese, Thais is also a former dancer, trained at the Saint Petersburg Conservatory Rimsky-Korsakov. **Performances include** her work on the Paris stage as Serafina, the lead in Tennessee Williams' *The Rose Tattoo*; on screen in Francois Goetghebeur's *Rio, la Plage*

(France 2) and at the Opéra de Paris in **Oscar-winning** director Michael Haneke's staging of *Don Giovanni.*


10TH ANNIVERSARY

WRITER/DIRECTOR



-Writer/director **John M. Keller** is an American novelist, screenwriter and director, author of six books of fiction and numerous screenplays. His work takes place around the world (in Mexico, Uruguay, India, Brazil, Morocco, Uzbekistan, Italy, Japan, etc.).

Films


I'VE HAD ENOUGH!
TROP C'EST TR
THE WHITE STUFF
BRUTTA FIGURA

-Wrote **award-winning** films showcased in festivals worldwide before turning to directing, first with Six and Midnight Films' *I've Had Enough!* (2019), and then *The White Stuff* (2022), starring Jonathan Duran, Zach Grenier and Majah Hype.



-Co-directed *Brutta Figura* (2023) with Giorgio Arcelli Fontana, also co-written with and starring James Ivory, which won, in September 2023, **Best Short Film** at the **Parma International Music Film Festival** and, in October, the **Audience Award** at the **New York City Shorts Festival** at **Symphony Space** in New York.



PRAISE FOR JOHN M. KELLER'S WORK

"One of the most original and most brilliant of the new crop of young American fiction writers, comparable only to the South American masters, Bolaño, Borges and Gabriel García Márquez."
—*Roll Magazine*

"A timeless and topical read."
—*Booklist*

"*Abracadabrantesque* is the most amazing fictional creation of our young century to date. To miss it would be to miss the literary feast of a lifetime."
—Carey Harrison, author of *Richard's Feet*

"Keller's novel delivers... A page-turner."
—*World Literature Today*

"Compassionate, erudite, reckless, and joyful, *Abracadabrantesque* is a work of pure exuberance and John M. Keller that rarest type of writer: a true original."
—Susan Choi, author of *American Woman*, Pulitzer Prize finalist

—Susan Choi, author of *American Woman*, Pulitzer Prize finalist

"Surprising, provocative, exquisitely readable, *The Box and the Briefcase* confirms Keller's place as a significant American writer."
—Rilla Askew, winner of the American Book Award



EXECUTIVE PRODUCER

-Legendary director, producer and screenwriter **James Ivory**'s oeuvre **constitutes an entire chapter in the history of world cinema**.

-**Oscar-nominated films** include *Howard's End*, *A Room With a View* and *Remains of the Day*, among other groundbreaking films (*Maurice, Mr. and Mrs. Bridge, Quartet, Jefferson in Paris,* etc.).



-Won an **Oscar** for **Best Adapted Screenplay** for *Call Me By Your Name*, starring Timothée Chalamet.

-As a director, has worked with screen luminaries the likes of Vanessa Redgrave, Ralph Fiennes, Jane Birkin, Hugh Grant, Maggie Smith, Paul Newman, Daniel Day Lewis, Anthony Hopkins, Emma Thompson, Julie Christie, Helena Bonham Carter, Vincent Cassel, Isabelle Adjani, Bernadette Peters and Ben Kingsley.

-**Executive Producer** of *Call Me by Your Name* and, with Ismail Merchant, produced the majority of his own films.



Howards End
A Room with a View
QUARTET
SHAKESPEARE WALLAH
Call Me By Your Name
Maurice

EXECUTIVE PRODUCER



-Eric Gruendemann's **35-year career** spans global film, television, media technologies, theme park design and premium brand marketing/consulting.



THE COMPLETE SERIES
XENA

-As Executive Producer and Managing Director, he oversaw creative and physical production of the **groundbreaking series** *Xena: Warrior Princess* and *Hercules*, which each ran for six seasons and **redefined first-run syndication**, transforming

their studio from a small warehouse into the **largest production entity in New Zealand**, paving the way for international mega-productions the likes of *The Lord of the Rings* and *Avatar*.
–President of Bombshell Pictures, whose **global cult sensation,** *Bitch Slap*, returned **more than six times its production cost**, screening at film festivals worldwide, including **Cannes** and **Toronto**. In addition to writing and producing the film, he commanded its **innovative, multi-media guerrilla marketing campaign**, garnering numerous creative awards, and helped sell the film into all major world territories.

ASSOCIATE PRODUCER



Marine Assaiante is a New York-based French screenwriter and producer. She's worked as a producer on corporate shoots, branding videos and commercials for McKinsey & Co and Chase Bank, among others.


Check, Please!

In 2021, she **founded** I Hear an Accent Productions, where she's created and developed her own projects, including *Check, Please!*, which, after a festival run comprising more than 80 selections, **won 22 awards**. Her new series, *Mom-To-Be*, received the NYC Women's Fund for Media in 2022.

HER SONG IS A COMEDY-DRAMA ABOUT…

THE 21ST CENTURY

OLIVIA
I never thought something like this would happen in the 21st century. But then…the 21st century doesn't have a very good resume, does it? In fact, it's more like a…a rap sheet.

RETURNING TO YOUR ROOTS

OLIVIA
Why didn't I come here sooner? I was here in this place every summer until I was seven, but it's funny how memory works. I recall just a few things: the face of a young boy who I played with on a seesaw, the table d'orientation, where everyone saw shooting stars except for me, the smell of my grandmother's house, which is where I'm now *living*. But to what degree does this place belong to me? I speak the language, but with an accent. I don't really have any memories here. There's memory embedded in language, but that's collective memory. To write this book, I need to have a conversation with the past.


FRENCH VS. AMERICAN CULTURE

JULIEN
Cock-a-doodle-do?

OLIVIA
You know…the sound a rooster makes?

JULIEN
No, in French it's coco-rico.

OLIVIA
You're kidding.

JULIEN
I swear. What is your chicken?

OLIVIA
It's — I don't know — baq-baq-baq.

JULIEN
In French, it's cock-cock-cock-codock.

OLIVIA
(laughing)
Oh my God.



OLIVIA
There's this woman in the village I've befriended, and…as soon as I met her, I couldn't help it. I've based my main character on her. Now I don't even see my grandmother when I'm thinking about the character. I see *her*. The thing is, I only knew my grandmother as an older woman, not as someone our age. I know even less about my grandfather.

FABIOLA
It's fiction, right? And the book is not going to include a photograph of any of the characters, right?

OLIVIA
Yes, but I've used some of her personal stories, too. At first they were just supposed to be placeholders. But: I can't figure out yet what to switch them out with.

The film will be approximately 74% in French, 25% in English and 1% in Portuguese.


HER SONG'S VISUAL AESTHETIC, REMINISCENT OF…
From top-left, clockwise, Volver, dir. by Pedro Almodóvar; Back to Burgundy, dir. by Cédric Klapisch; Amélie, dir. by Jean-Pierre Jeunet; Call Me By Your Name, dir. by Luca Guadagnino

THE FRENCH CONNECTION

From *Chocolat* to *Amélie* to *Emily in Paris* and other films and


5 BEST PICTURE
5 ACADEMY AWARD NOMINATIONS
Chocolat
Amélie
EMILY IN PARIS

series where France is not merely a background, but also a character, the appeal of France and French life is well-documented. Whoever did the marketing for France in antiquity nailed it: French culture sells, and wins awards doing so. It has been the world's leading tourist destination for over thirty years.* Owing in part to the legacy of

*Travel and Leisure

the *nouvelle vague*, French cinema has a reputation for being funny, sardonic, provocative, sexy and charming. *Her Song* celebrates French culture by showcasing the village, the source of French life, with its cheese, bread, wine, humor, music and


10 BEST PICTURE
ARTIST
2 ACADEMY AWARDS
4 BAFTA AWARDS
LA VIE EN ROSE

laissez-faire attitude. In *Her Song*, cultural differences are emphasized because multiple characters are visiting France from abroad, making French culture, its virtues and discontents and curiosities, an explicitly referenced theme of the film.

AUTHOR'S STATEMENT

We want to make a BEAUTIFUL, COLORFUL film (IN FRENCH AND ENGLISH) with extraordinary FEMALE LEADS and scene-stealing male and female SUPPORTING CHARACTERS that is FUNNY, but also a meditation on history's UNCANNY cycles, the past that returns (UNINVITED), and the MUSIC that cradles and reflects and MOVES life: HER SONG, his song, their song, and possibly even YOUR song, too.



LOCATION OF PRINCIPAL PHOTOGRAPHY

The village lies amid the Pyrenees in Occitanie, France. Lost in time, and off-the beaten track—it's the last village before the turn up through the magnificent forests leading to the Col des Ares, with its abundance of wildlife, trees, wild berries, nuts and mushrooms—residents and visitors alike are dazzled by its beauty: the rolling hills, the stone streets, a pace of life that rolls by unperturbed (mostly) by the gong of the church bell that counts out the hours. Bernard Dumail, Antichan's longtime mayor, has pledged his support for the project, offering us access to the village's public exteriors.



Bernard Dumail
Mayor of Antichan-de-Frontignes

WHO WE ARE

6
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six and midnight films


THE TIME HAS COME
TO BE BOLD ORIGINAL
AND TO CHALLENGE THE STATUS QUO

Six and Midnight Films was founded by, and operates under the directorship of, **Eléa Clair**, **John M. Keller** and **Arta Ramadani**. We are filmmakers whose projects are aimed at challenging the status quo.

We believe in the power of art to effect large-scale changes in society, and

endeavor to create bold, original films that provoke our audiences to think, to question conventional narratives and easy solutions, and also to re-draw the lines and divisions that demarcate us, turning human beings so often against one another.





Scenes from Six and Midnight Films' 2019 film, *Trop c'est trop* (*I've Had Enough!*).




PRODUCTION TIMELINE
2024
2025
Principal Photography (25 days) is scheduled for Monday, July 1 through Friday, August 2
November First Look Trailer, Shopping Global Sales Agent and Festival Submissions begin
Global Festival and Distribution Screenings run January-December
Early Prep has begun and Active Prep begins June 1 (Key Cast, Locations and Principal Crew already secured)
Post-Production and Early Marketing begin August 5 for 16 Weeks
Final Film Delivered January 1

PRODUCTION BUDGET AND INVESTMENT


CAMEMBERT
€660.000
(US$720,000)
which allows us to claim a
€75,000
Cost of Production and Early Marketing through November 2024
Cash Flow Requirements
June 1, 2024 Active Prep €110,000
June 20, 2024 Production €460,000
August 5, 2024 Post-Production & Early Marketing €90,000
French Production Tax Credit
We will borrow against these funds to finance all Marketing and Sales Costs until Global Distribution Rollout.
Detailed Production Budget, Schedule, Shooting Script and LLC Financing/Operating Agreement Available Upon Request

WHY NOW? WHY SO SOON?

Because we're ready. The "Her Song" Production Team has been actively prepping the film for over a year, attaching amazing talent and recruiting impressive crew and contacts. We now find ourselves with a remarkable window of opportunity this July that may never come again.

All Key Cast are available and committed. James Ivory, who will also be making a cameo in two scenes in the film, is available in July. The Summer Olympics are scheduled across France, meaning many film and television shoots have been put on hold

for that period, freeing up exceptional key crew and top-of-the-line equipment. We've secured our locations, have a final shooting schedule and script, and Director of Photography Thomas Walser* and First Assistant Director Anne-Sophie Nicolas (among others) are signed on. Even the euro has been declining against the dollar and sits presently at one of its lower points in the past decade, giving the production greater buying power.

*Walser's work includes the TV series *Le grand restaurant*, starring a number France's most renowned actors, and Valérie Leroy's 2019 César-nominated (the French equivalent of the Oscars) film *Laissez-moi danser.*

With these unique availabilities come exceptional savings and opportunities. Under normal circumstances, *Her Song* could cost anywhere from US $3-7 million to produce. With the cast working for scale and no deferments, the creative and producer

teams working for no up-front fees and the crew willing to work at minimum French wages to support the project, what should cost millions more to produce can be executed for well under $1 million! We feel no time or circumstances could be more auspicious. **We're ready to go.**

STATEMENT TO INVESTORS

Investing in ANY Feature Film comes with SUBSTANTIAL RISK. THERE IS NO GUARANTEE OF RETURN OF ANY PRINCIPAL OR PROFITS.

Historically, film investments returns have ranged from Zero (0) to 2,000% and more, depending on the individual movie, specific distribution/streaming agreements, ownership/licensing deals and the overall popularity of the film in the global marketplace over time. These returns typically come in the first one to three years after the film's completion, but can continue for years, and even decades, depending on a variety of market forces and sustained interest from fan bases and myriad distribution platforms.

It is also important to note that the film and television distribution landscape is changing so rapidly, including faltering historical business models and new modes of viewing arriving by the day, that projecting "where, when and how much" returns will come from is highly speculative.

Like any other independently financed feature film, we will only know once we take Her Song to market and see how the market responds.

But we CAN explore the strengths of this project and predict a REASONABLE scenario for recoupment:

•Producing and marketing the film with EXTREME EFFICIENCY and WELL BELOW traditional budgets for comparable products, while still maintaining high production values.

•A surging global interest in smaller, character-driven, uplifting films.

•Extremely bankable sales elements (Cast, Setting, Genre) in two of the largest global markets (France and India) with substantial "art-house appeal" in several other major markets including North America and Europe.

•Investors will "Own the Negative" along with our Creative Team/Production Company to better control income streams and retain rights throughout the lifetime of the film. Investors will be "Made Whole +20%" from first monies back ("Adjusted Gross Proceeds") to LLC. Once that occurs, Investors will receive their share of 30% of "Net Profits." (Please see Funding/Operating Agreement for definitions of "Adjusted Gross Proceeds" and "Net Profits" as they relate to this film.)

•Based on the Production and Marketing Strategy outlined in previous pages, it is reasonable to assume that Investors may start seeing funds returning within 18-24 months of film completion. These may come in the forms of regional licensing sales and/or a direct global license "sale" for Theatrical/DVD/Streaming/VIDEO-ON-DEMAND through a mini-major studio, production company or streaming giant.

•Assuming the above, assuming the film is received well in the marketplace and assuming investors are "made whole" before other production partner profit participants see returns, it is reasonable to assume Investors may see part or all of their original investment back within two years, with further returns

(ROI) continuing for another two to three years, based on performance.

JOIN US FOR THE RIDE

WE'RE EXCITED TO SHARE THIS PROJECT WITH YOU AND TO WELCOME YOU TO OUR TEAM, A TROUPE OF ENTHUSIASTIC AND INTERNATIONAL FILMMAKERS TRYING TO MAKE A KIND OF MERCHANT IVORY FILM OF THE 21ST CENTURY (WITH THE BLESSING OF MR. IVORY HIMSELF).

***EN ROUTE*!**

LET'S GO!

6
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six and midnight films